Exhibit 99.1

RIO ALTO PRODUCED 201,113 OUNCES OF GOLD IN 2012

For Immediate Release	January 11, 2013

Rio Alto Mining Limited (“Rio Alto”) (TSX & BVL: RIO, NYSE: RIOM, DB Frankfurt: MS2) is pleased to announce that gold production for 2012 amounted to 201,113 ounces, near the mid-point of the Company’s most recent gold production guidance of 190,000 to 210,000 ounces for the year. Production for the fourth quarter of the year was 40,049 ounces of gold.

Alex Black, President and Chief Executive Officer, commented “Production of 200,000 ounces of gold during the first year of commercial production from the La Arena Gold Mine exceeded management’s initial expectations and was due in large part to the hard work of everyone involved in mine operations. The board of directors would like to express its appreciation for the commitment and effort of everyone involved in the mine development and its operation.”

During Q1, Rio Alto will provide 2013 production and cost guidance, updated resources and reserves for the La Arena Gold Mine and the Phase II copper/gold deposit and final 2012 production cost information.

Forward Looking Statements

This news release contains certain forward-looking information including statements concerning the timing for announcements concerning 2013’s expected gold production and costs, mineral resource and reserve estimates and 2012 production cost information. All statements included herein, other than statements of historical fact, are forward-looking information and such information involves various risks and uncertainties. There can be no assurance that such information will prove to be accurate, and actual results and future events could differ materially from those anticipated in such information. A description of assumptions used to develop such forward-looking information and a description of risk factors that may cause actual results to differ materially from forward-looking information can be found in Rio Alto's disclosure documents on the SEDAR website at www.sedar.com. Rio Alto does not undertake to update any forward-looking information except in accordance with applicable securities laws.

To learn more about Rio Alto Mining Limited, please visit: www.rioaltomining.com or Rio Alto’s SEDAR profile at www.sedar.com.

ON BEHALF OF THE BOARD OF
RIO ALTO MINING LIMITED

Alex Black

President & CEO

FOR FURTHER INFORMATION, CONTACT:
Alex Black, President & CEO	Alejandra Gomez, Investor Relations
Phone: +511 99279 4655	Phone: 604.628.1401
Phone: +511 625 9900	Fax: 866.393.4493
Email: alexb@rioaltomining.com	Email: alejandrag@rioaltomining.com

Web: www.rioaltomining.com